Exhibit 99.1

News Release

B2Gold Commences International Arbitration Proceedings Against the Republic of Mali Relating to the Menankoto Permit

Vancouver, June 24, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces an update on the Menankoto exploration permit (the “Menankoto Permit”), which forms a part of the Anaconda area and is located 20 kilometres north of the Fekola Mine license area. The Company’s Malian subsidiary, Menankoto SARL (“Menankoto”) has formally commenced international arbitration proceedings against the Republic of Mali in accordance with Article 36 of the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States (“ICSID Convention”) and the Rules of Procedure for the Institution of Conciliation and Arbitration Proceedings (the “Institution Rules”). The arbitration has been commenced pursuant to the arbitration clause set out in Section 31 of the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations to Menankoto under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France.

Menankoto originally filed an extension application for the Menankoto Permit in October 2020 in accordance with the requirements of the Convention and the 2012 Mining Code, under which the Menankoto Permit was originally issued. Under the Convention and the 2012 Mining Code, Menankoto was entitled to a further one-year extension of the Menankoto Permit. The application was refused on the basis that, according to the Malian authorities, the 2019 Malian Mining Code (“2019 Mining Code”) allegedly now applied to the Menankoto Permit. Menankoto complied in good faith with the instructions of the Malian authorities, without prejudice to its rights under the Convention and the 2012 Mining Code, and was the first applicant to submit an application for a new exploration permit covering the Menankoto Permit area under the 2019 Mining Code. Under the 2019 Mining Code, Menankoto, being the first applicant for the new permit, was entitled to the new exploration permit in accordance with the “first come, first served” principle of the 2019 Mining Code.

Menankoto was advised in early March 2021 that the new permit would not be granted, and subsequently advised that a third party had been granted a new exploration permit covering the perimeter of the Menankoto Permit. Menankoto formally notified the Malian Government of the dispute on March 15, 2021, as required under the Convention, including the Company’s intention to exercise all available legal rights to correct the improper issuance of a permit covering the Menankoto Permit area to a third party. On May 21, 2021, the Company was advised that the then current Malian Prime Minister had withdrawn the Menankoto exploration permit decree issued to the third party, resulting in the Menankoto permit once again being available for issuance. B2Gold welcomed this decision which was consistent with the rule of law. On May 31, 2021, based on the guidance from the Mines and Geology National Directory (“DNGM”), Menankoto submitted a reiteration of its original Menankoto Permit application, without prejudice to the original application. However, on June 18, 2021, Menankoto received a letter from the Ministry of Mines, Energy and Water incorrectly rejecting the application due to the fact that the application had been the subject of a court decision against Menankoto.

Menankoto had previously initiated two legal proceedings in the Malian Supreme Court. The first proceeding was an emergency injunction requesting the suspension of the refusal to review the Menankoto application and the suspension of the permit granted to a third party until the court has made a final decision. The second proceeding was a request for the cancellation of the refusal to review the Menankoto application and cancellation of the permit granted to a third party. The emergency injunction was not granted by the Malian Supreme Court, but no ruling was made on the substantive merits of the action or the second proceeding. Following the Prime Minister’s decision outlined above to withdraw the Menankoto exploration permit decree in favour of a third party, on May 24, 2021, Menankoto withdrew from the second court proceedings as the basis of the claim no longer existed, that being issuance of a permit covering the Menankoto Permit area was no longer granted to a third party.

The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and accordingly is pursuing a legal remedy under the Convention and may pursue, as required, all other available legal remedies, including international arbitration under the Canada-Mali Foreign Investment Promotion and Protection Agreement. Notwithstanding the commencement of this arbitration, the Company is committed to continuing discussions with the Malian Government to resolve this issue.

The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area contains a significant portion of the Mamba deposit saprolite material, and preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide for saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

The Company has conducted extensive exploration on the Menankoto deposit part of the Anaconda Area) for the past seven years, with a considerable investment to date of approximately US$27 million, detail of which were reported on a quarterly basis to the DNGM. The Company had planned a 2021 exploration budget for the Menankoto deposit of $8.3 million, out of a total Mali exploration budget of $26.4 million. B2Gold is one of the largest Canadian investors in Mali and the Fekola Mine is a flagship investment in the country’s mining sector. In 2020, B2Gold produced 622,518 ounces of gold, an estimated 27% of Mali’s industrial gold production, from the Fekola Mine, generating approximately US$300 million in revenues for the State of Mali, comprised of taxes and dividends. Since the Fekola Mine commenced production in 2017, it has generated approximately US$580 million in revenues for the State of Mali.

The Company’s total investment in Mali to date is more than US$1 billion and B2Gold is a significant employer with more than 2,200 employees, of which more than 93% are Malian nationals. The Company paid approximately US$64 million in employee salaries and benefits in 2020. Through its investment, B2Gold has provided major economic benefits including job creation, training, capacity building and community investments, including a recently announced US$10 million Signature Agricultural Business Community Project to benefit local communities and provide sustainable livelihoods going forward.

Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government deal with the impact of the pandemic.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021; gold production from the Fekola Mine of between 530,000 and 560,000 ounces in 2021, and the Bantako North permit area providing saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.